SUBSCRIPTION AGREEMENT

THE UNITS OFFERED BY MJE HANDY DANDY PRODUCTIONS, LLC (THE "COMPANY") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THE UNITS CANNOT BE SOLD, TRANSFERRED, ASSIGNED, OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFERABILITY DESCRIBED IN THE COMPANY'S AMENDED AND RESTATED OPERATING AGREEMENT AND APPLICABLE FEDERAL AND STATE SECURITIES LAWS AND WILL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH THE COMPANY'S AMENDED AND RESTATED OPERATING AGREEMENT AND SUCH LAWS.

This Subscription Agreement (the "Subscription Agreement") is made and entered into as of the __ [EFFECTIVE DATE] , by and between MJE Handy Dandy Productions, LLC, an Ohio limited liability company (the "Company") and [ENTITY NAME] ("Purchaser").

Statement of Agreement

1.   Subscription. Subject to the terms and conditions hereof and pursuant to the terms of the Company's Operating Agreement (the "LLC Agreement"), Purchaser hereby irrevocably subscribes for and agrees to purchase from the Company, and the Company hereby agrees to issue and sell to Purchaser, such number of Units as is set forth on the signature page hereof at a price equal to $1,000 per Unit (the "Purchase Price"), subject to the terms and conditions set forth in this Agreement. The Company is offering Units to both accredited and non-accredited investors.

2.   Acceptance of LLC Agreement. Purchaser agrees that, upon the acceptance of this subscription by the Manager, Purchaser shall become a Member in the Company. Accordingly, by execution hereof, Purchaser agrees to be bound by all of the terms and conditions of the LLC Agreement, a copy of which will be delivered to Purchaser. It is understood, however, that this subscription is not binding on the Company until the Manager accepts it, which acceptance may be made in the Manager's sole discretion.

3.   Acceptance of Subscription and Issuance and Delivery of the Units. Purchaser acknowledges having been advised that there are limitations on the disposition of the Units as set forth in the LLC Agreement. Purchaser acknowledges having been advised that the Investor must bear the economic risk of his, her or its investment in the Units for an indefinite period of time because the Units are not registered under the 1933 Act, in reliance on the so-called "private offering" exemption of Section 4(a)(2) of the Act and in reliance on Rule 506 of Regulation D under the 1933 Act, and that the Units must be held indefinitely unless they are subsequently registered under the 1933 Act and applicable state securities laws or an exemption from such registration is determined by counsel for the Company to be available. Such requirements apply to any sale of the Units, including routine sales.

4.   Acceptance of Subscription and Issuance and Delivery of the Units. It is understood and agreed that the Company shall have the sole right, in its complete discretion, to accept or reject this subscription, in whole or in part, for any reason, and that this subscription shall be deemed to be accepted by the Company only when this Agreement is signed by the Manager of the Company and delivered to Purchaser. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue and deliver the Units if Purchaser is a resident of a jurisdiction in which the issuance

and delivery of the Units to him, her or it would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction.

5. <u>Purchase Price</u>. The Purchase Price shall be paid in cash immediately upon the Company's issuance and delivery of the Units to Purchaser; provided, however, that in the event that Purchaser and the Company shall mutually agree to a deferred payment of any portion of the Purchase Price by Purchaser to the Company, then the Company shall only be required to issue and deliver one or more Units to Purchaser in the amount(s) of such portion of the Purchase Price as is paid by Purchaser to the Company on the applicable date. Purchaser acknowledges and agrees that, to the extent that any portion of Purchaser's Purchase Price remains unpaid and the Company requires additional capital, the Company shall be under no obligation to offer Purchaser a first or otherwise prioritized opportunity to invest all or any portion of its unpaid Purchase Price in additional Units, and that the Company may, in its sole discretion elect to utilize investments from other third parties in order to satisfy such capital requirements.

6. <u>Distributions and Returns</u>. Distributions of net cash proceeds, if any, from any of the Company's investments will be made in the following order of priority: first, on a pro-rata basis to the Investors holding Class A Units until such Investors receive one hundred ten percent (110%) of their original investment; and thereafter, sixty percent (60%) on a pro-rata basis to Investors holding Class A Units and forty percent (40%) to the holder of the Class B Unit.

7. <u>Irrevocable Proxy; SPV Reorganization</u>.

(a) The Investor hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 5(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of an Equity Financing, in which case the terms of Section 5(b) will thereafter govern. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 5(a) and Section 5(c) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(b) The Investor hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Units issued pursuant to the terms of this instrument as the holders of a majority of the Units vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 5(b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding Units issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section 5(b) and Section 5(c) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(c)   The Investor:

(i)   Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to Section 5(b) (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(ii)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, unitholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, unitholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Units issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Units.

8.   Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Investor for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Units the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Units by the Conversion Price and is referred to as the "Aggregate Value"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly

engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event.

9. Representations, Warranties and Acknowledgments of Purchaser. Purchaser hereby represents, warrants and acknowledges to the Company, and the Company may rely on the same in consummating this sale and the other transactions herein contemplated, as of the date hereof, as follows:

(a) Validity. This Subscription Agreement constitutes the legally valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms.

(b) Access. Purchaser has had access to all documents, records and books pertaining to the Company and this offering at the offices of the Company upon reasonable notice to the Company and has had the opportunity to ask questions of and receive answers from the officers of the Company concerning the financial condition and operations of the Company and the purchase of the Units.

(c) Holding of the Units. As a purchaser of the Units, Purchaser must bear the economic risk of investment in the Units for an indefinite period of time because the Units has not been registered under the Securities Act of 1933, as amended (the "1933 Act"), and the Units has not been registered under the securities laws of any other jurisdiction (the "Blue Sky Laws") and, therefore, cannot be resold unless they are subsequently registered under the 1933 Act and the appropriate Blue Sky Laws or an exemption from such registration is available; the Company shall make a notation in its transfer records regarding said restrictions on transfer of the Units; and the Units shall not be sold without registration under the 1933 Act or the appropriate Blue Sky Laws or exemption therefrom.

(d) Investment. Purchaser is purchasing the Units for the Purchaser's own account for investment and not with a view to the resale or distribution of all or any part of the Units.

(e) Value of Units. Purchaser acknowledges and agrees that neither the Company nor any of its members (the "Members") has made any representations to Purchaser regarding the fair market value of the Units and that Purchaser, independently, has determined that the Purchase Price is fair and reasonable under the circumstances. Purchaser acknowledges and agrees that the Purchase Price may or may not reflect the amount that a third party would be willing to pay for the Units in an arm's length transaction and that neither the Company nor any Member has represented to Purchaser otherwise. Purchaser further acknowledges that neither the Company nor any of its Members have made any representations to Purchaser regarding the repurchase of the Units by the Company or any of the Members.

(f) Commitment. Purchaser's overall commitment to investments which are not readily marketable is not disproportionate to his/her net worth.

(g) Reliance. Purchaser hereby acknowledges that the Company may rely upon the foregoing representations, warranties and acknowledgments in consummating the transactions contemplated herein.

10. Representations, Warranties and Acknowledgments of the Company. The Company hereby represents, warrants and acknowledges to Purchaser, and Purchaser may rely on the same in consummating this sale and the other transactions herein contemplated, as of the date hereof, as follows:

(a) Due Organization. The Company is a limited liability company duly organized and validly existing under Ohio law.

        (b)   <u>Validity</u>. This Subscription Agreement constitutes the legally valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

        11.   <u>Conditions to Issuance and Receipt of Units</u>. The obligations of the parties to consummate the transaction contemplated herein shall be subject to the satisfaction of the following conditions:

        (a)   <u>Execution of Joinder</u>. The Purchaser shall execute and deliver the joinder to the Operating Agreement accompanying this Agreement and otherwise in form and substance acceptable to the Company.

        (b)   <u>Requirements for Admission of Members</u>. All other requirements of, or conditions to, the admission of Members under the Operating Agreement have been satisfied or waived.

        12.   <u>Further Action</u>. The parties agree that they will, at any time and from time to time, after the date hereof, upon request of the other party hereto, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all such further acts, assignments, transfers, agreements, assurances and powers of attorney as may be reasonably required to carry out the transactions herein contemplated.

        13.   <u>Governing Law</u>. This Subscription Agreement shall be construed and enforced pursuant to the laws of the State of Ohio.

        14.   <u>Entire Agreement</u>. This instrument contains the entire agreement between the parties hereto with respect to the transactions contemplated in this Subscription Agreement.

        15.   <u>Counterparts</u>. This Subscription Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute but one document.

        16.   <u>Power of Attorney</u>. Purchaser irrevocably constitutes and appoints Don Borza, with the full power of substitution, his, her or its true and lawful attorney to make, execute, swear to, acknowledge, deliver and file in his, her or its name:

        (a)   The LLC Agreement and any certificates required to be filed to evidence Purchaser's admission to the Company and any other instruments and any amendments thereto which may be required to be filed by the Company under the laws of the State of Ohio or any jurisdiction in which the Company shall transact business or in which the Manager of the Company shall deem it advisable to file;

        (b)   Any documents, certificates or other instruments, which may be required or deemed desirable by the Company to effectuate the provisions of any part of this Agreement or the LLC Agreement or necessary to continue and to carry on the business of the Company; and

        (c)   All documents, certificates or other instruments which may be required to effectuate the dissolution and termination of the Company.

It is expressly intended by Purchaser that the foregoing power of attorney is coupled with an interest and is irrevocable. The foregoing power of attorney shall survive the delivery of any permitted assignment by Purchaser of his, her or its entire interest in the Company, except that where an assignee of such entire interest has become a substituted member of the Company, then the foregoing power of attorney of the assignor member shall survive the delivery of such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any and all instruments necessary to effectuate such substitution.

The power of attorney granted hereby shall not constitute a waiver of, or be used to avoid, the rights of the members to approve amendments to the LLC Agreement, vote on any matter requiring the consent or approval of the voting members of the Company, or be used in any other manner inconsistent with the status of the Company as a limited liability company or the limited liability of the members.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK; SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

Number of Shares: __[SHARES]_____

Aggregate Purchase Price: __$[AMOUNT]_____

COMPANY:

MJE Handy Dandy Productions, LLC
_____

Founder Signature
_____

Name: __[FOUNDER_NAME]_____

Title: __[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]
_____

By: _____   By: *Investor Signature*
_____

Name: __[INVESTOR NAME]_____

Title: __[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

JOINDER AGREEMENT

This Agreement is made and entered into this _____, by and between Milwaukee Junction Entertainment, LLC (the "Manager") acting on behalf of MJE Handy Dandy Productions, LLC (the "Company"), and the person whose signature appears below ("New Member").

      1.   **Admission**. The New Member, whose admission to the Company has been approved as required by the Operating Agreement ("Operating Agreement"), is hereby admitted as a Member of the Company and shall have all the rights and be subject to all the obligations of a Company Member under the Operating Agreement.

      2.   **Agreement to be Bound by Operating Agreement**. The New Member acknowledges receipt of a copy of the Operating Agreement as currently amended. The New Member agrees to be bound by all the terms and conditions of the Operating Agreement.

      3.   **Counterparts**. This Agreement may be executed in multiple counterparts.

This Agreement is executed as of the date first written above.

MJE HANDY DANDY PRODUCTIONS, LLC

By: Milwaukee Junction Entertainment, LLC, Manager

Founder Signature
_____
Name: Don Borza, Manager

INDIVIDUALS:

Investor Signature
_____
Signature

_____
Print Name

[INVESTOR TITLE]
_____
Title